UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN STANDARD ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02971T107

(CUSIP Number)

Richard MacQueen

4800 North Scottsdale Road, Suite 1400

Scottsdale, AZ 85251

(480) 371-1929

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02971T107	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON Richard MacQueen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,310,424**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,310,424**
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,310,424**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

* As described below under Item 3, the securities which are the subject of this Statement on Schedule 13D were issued to the Reporting Person in connection with his employment as the president of the issuer, American Standard Energy Corp.

** Includes (i) 1,400,000 shares of the issuer’s common stock underlying the 2010 non-qualified stock options, (ii) 2,000,000 shares of the issuer’s common stock underlying the amended 2011 non-qualified stock options and (iii) 41,152 shares of the issuer’s common stock underlying the incentive stock options, in each case owned beneficially by the Reporting Person. The foregoing stock options are fully vested in and exercisable at any time by the Reporting Person.

Item 1. Security and Issuer.

This Statement on Schedule 13D is filed with the Securities and Exchange Commission with respect to the shares of common stock, par value $0.001 per share (the “Common Shares”) of American Standard Energy Corp., a Delaware corporation (the “Issuer”) with principal executive offices at 4800 North Scottsdale Road, Suite 1400, Scottsdale, AZ 85251.

Item 2. Identity and Background.

This Statement is being filed by and on behalf of Richard MacQueen, an individual (the “Reporting Person”). The Reporting Person’s business address is 4800 North Scottsdale Road, Suite 1400, Scottsdale, AZ 85251. His present principal occupation is as the president and a director of the Issuer, and the principal business and address at which he carries out such occupation is that of the Issuer. He is a citizen of the United States of America.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

All of the Common Shares which were issued to the Reporting Person and which are the subject of this Statement on Schedule 13D were issued to the Reporting Person in connection with his employment as the president of the Issuer.

Item 4. Purpose of Transaction.

All of the Common Shares described in Item 3 above were acquired by the Reporting Person for investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may make purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by him at any time. Except as set forth in this Item 4 and to the extent that his role as president and a director of the Issuer grants to him the ability to directly or indirectly influence the management and policies of the Issuer, the Reporting Person has no plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider its position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of this Statement on Schedule 13D, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

The Reporting Person owns beneficially 4,310,424 Common Shares, which represent 8.8% of the total number of outstanding Common Shares. Of the 4,310,424 Common Shares owned beneficially by the Reporting Person:

•	the Reporting Person owns beneficially, and has sole voting and dispositive power in respect of, 869,272 Common Shares, of which (i) 849,272 were restricted Common Shares for which the vesting was accelerated and accordingly became fully vested on February 13, 2012 and (ii) 20,000 were granted to the Reporting Person and became fully vested on March 30, 2012;

•	the Reporting Person owns beneficially, and has sole voting and dispositive power in respect of, 800,000 Common Shares underlying the 2010 non-qualified stock options granted to the Reporting Person on April 15, 2010 and 600,000 Common Shares underlying the 2010 non-qualified stock options granted to the Reporting Person on August 15, 2010, all of which became fully vested on March 30, 2012 and have an exercise price of $1.50;

•	the Reporting Person owns beneficially, and has sole voting and dispositive power in respect of, 2,000,000 Common Shares underlying the amended 2011 non-qualified stock options granted to the Reporting Person on April 1, 2011, which became fully vested on March 30, 2012 (also on March 30, 2012, this grant of stock options was amended to reduce from 3,200,000 to 2,000,000 the total number of Common Shares underlying the options and to reduce the exercise price of the options from $7.71 to $2.43); and

•	the Reporting Person owns beneficially, and has sole voting and dispositive power in respect of, 41,152 Common Shares underlying the incentive stock options granted to the Reporting Person on March 30, 2012, which became fully vested on March 30, 2012 and have an exercise price of $2.43.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2012

RICHARD MACQUEEN

By: /s/ Richard MacQueen